AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 13, 2005

                                                     Registration No. 333-121606
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                            SHARP HOLDING CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

                   DELAWARE                                65-0970516
--------------------------------------------------------------------------------
(State or Other Jurisdiction of Incorporation or        (I.R.S. Employer
                Organization)                           Identification No.)


                     13231 CHAMPION FOREST DRIVE, SUITE 213
                              HOUSTON, TEXAS 77069
                                 (713) 960-9100
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)


                                GEORGE SHARP, CEO
                     13231 CHAMPION FOREST DRIVE, SUITE 213
                              HOUSTON, TEXAS 77069
                                 (713) 960-9100
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)


                                 WITH COPIES TO:
                             GREGORY SICHENZIA, ESQ.
                            STEPHEN M. FLEMING, ESQ.
                       SICHENZIA ROSS FRIEDMAN FERENCE LLP
                             1065 AVENUE OF AMERICAS
                            NEW YORK, NEW YORK 10018
                                 (212) 930-9700

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
        FROM TIME TO TIME, AT THE DISCRETION OF THE SELLING SHAREHOLDERS
             AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE


------------------------------------------------------------------------------------------------------------------------------------
Title of each class of                              Proposed maximum offering Proposed maximum aggregate
securities to be registered Amount to be registered price per share           offering price              Amount of registration fee
------------------------------------------------------------------------------------------------------------------------------------
Common stock issuable upon  24,291,498              $ 0.40(1)                 $9,716,599.19               $1,143.64
exercise of Callable
Convertible Secured Notes
------------------------------------------------------------------------------------------------------------------------------------
Common stock issuable upon   2,000,000              $0.40(2)                  $   800,000.00              $   94.16
exercise of Common Stock
Purchase Warrants
------------------------------------------------------------------------------------------------------------------------------------
Total                       26,291,498                                                                    $1,237.80*
------------------------------------------------------------------------------------------------------------------------------------


*Previously paid.

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-The-Counter Bulletin Board on December 16, 2004, which was $0.40 per share.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(g) under the Securities Act of 1933, using the higher of the average of the high and low price as reported on the Over-The-Counter Bulletin Board on December 16, 2004, which was $0.40 per share and the exercise price.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

================================================================================

         THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED JANUARY 13, 2005


PROSPECTUS

                            SHARP HOLDING CORPORATION
                        26,291,498 Shares of Common Stock



         This prospectus relates to the resale by the selling stockholders of up to 26,291,498 shares of our common stock, including up to 24,291,498 issuable upon conversion of callable convertible secured notes and up to 2,000,000 issuable shares of common stock upon the exercise of common stock purchase warrants. The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling stockholders may be deemed underwriters of the shares of common stock, which they are offering. We will pay the expenses of registering these shares.

         Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is listed on the Over-The-Counter Bulletin Board under the symbol "SHAR". The last reported sales price per share of our common stock as reported by the Over-The-Counter Bulletin Board on December 16, 2004, was $0.40.

         Investing in these securities involves significant risks. See "Risk Factors" beginning on page 7.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                  The date of this prospectus is _______, 2005.


         The information in this Prospectus is not complete and may be changed. This Prospectus is included in the Registration Statement that was filed by Sharp Holding Corporation, with the Securities and Exchange Commission. The selling stockholders may not sell these securities until the registration statement becomes effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the sale is not permitted.

TABLE OF CONTENTS


Where You Can Find More Information......................................1

Forward-Looking Statements...............................................2

Prospectus Summary.......................................................3

Recent Developments......................................................4

Risk Factors.............................................................6

Use of Proceeds..........................................................12

Securities Purchase Agreement............................................12

Selling Stockholders.....................................................13

Plan of Distribution.....................................................15

Description of Capital Stock.............................................16

Legal Matters............................................................16

Experts..................................................................17

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any of these documents at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC' s website at www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus. Any information that we incorporate by reference is automatically updated and superseded if information contained in this prospectus modifies or replaces that information. In addition, any information that we file with the SEC after the date of this prospectus will update and supersede the information in this prospectus. You must look at all of our SEC filings that we have incorporated by reference to determine if any of the statements in a document incorporated by reference have been modified or superseded.


         We incorporate by reference the documents listed below:


         o Our annual report on Form 10-KSB for the year ended December 31, 2003 (File No. 000-28829).

         o Our quarterly report on Form 10-QSB for the quarter ended September 30, 2004 (File No. 000-28829).


         o Our current reports of Form 8-K for the past fiscal year, including the Form 8-K filed December 3, 2004 and January 3, 2005 (File No. 000-28829).


         A copy of our above-mentioned Form 10-KSB, Form 10-QSB and Form 8-K are being delivered with this prospectus. You may request additional copies of these filings at no cost, by writing or telephoning us at the following address or phone number:

         13231 Champion Forest Drive, Suite 213
         Houston, Texas 77069
         (713) 960-9100

         You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

                           FORWARD-LOOKING STATEMENTS

         This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

         In some cases, you can identify forward-looking statements by words such as "may," "should," "expect," "plan," "could," "anticipate," "intend," "believe," "estimate," "predict," "potential," "goal," or "continue" or similar terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

          Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

                               PROSPECTUS SUMMARY

         We have three wholly-owned subsidiaries, Sharp Technology, Inc. ("Sharp Technology"), Reserve Energy Corporation ("Reserve") and SCAN USA Corporation ("Scan"). Through Sharp Technology we develop software products that are utilized to provide marketing and e-finance solutions. Reserve commenced operations in May 2004 and it plans to deploy proprietary filtering technology that can turn sub-quality natural gas from shut-in and abandoned wells into pipeline quality natural gas. Scan commenced operations in June 2004 and plans on developing a national alert system that will enable local police departments and other authorities to send alerts to localized recipients.

         For the nine months ended September 30, 2004, we generated $55,060 in revenue and a net loss of $1,665,616. In addition, for the year ended December 31, 2003, we generated revenue of $82,675 and a net loss of $1,526,319. As a result of recurring losses from operations which has resulted in an accumulated deficit and a working capital deficit, our auditors, in their report dated April 8, 2004, have expressed substantial doubt about our ability to continue as going concern.

         Our principal offices are located at 13231 Champion Forest Drive, Suite 213, Houston, Texas 77069, and our telephone number is (713) 960-9100. We are a Delaware corporation.

-----------------------------------------------------------------------------------------------------------------------
The Offering
-----------------------------------------------------------------------------------------------------------------------
Common stock offered  by selling stockholders               26,291,498 shares of common stock, including up to
                                                            24,291,498 issuable upon the conversion of callable secured convertible notes and up to 2,000,000 issuable upon the
                                                            exercise of common stock purchase warrants. This number
                                                            represents 49.97% of our total number of shares outstanding assuming the exercise of all common stock purchase warrants included in this prospectus.

-----------------------------------------------------------------------------------------------------------------------
Common  stock to be outstanding after the offering          Up to 52,608,353 shares assuming the conversion of the
                                                            callable secured convertible notes and exercise of all of
                                                            the common stock purchase warrants included in this
                                                            prospectus.

-----------------------------------------------------------------------------------------------------------------------
Use of proceeds                                             We will not receive any proceeds from the sale of the common stock. However, we will receive the sale price of any common stock we sell to the selling stockholder upon exercise of
                                                            the warrants. We expect to use the proceeds received from
                                                            the exercise of the warrants, if any, for general working
                                                            capital purposes. However, the selling stockholders will be entitled to exercise the warrants on a cashless basis if the shares of common stock underlying the warrants are not then registered pursuant to an effective registration statement.
                                                            In the event that the selling stockholder exercises the
                                                            warrants on a cashless basis, then we will not receive any proceeds. In addition, we have received gross proceeds
                                                            $500,000 from the sale of the callable secured convertible notes and the investors are obligated to provide us with an additional $200,000 within five days from the filing of this registration statement and an additional $300,000 within
                                                            five days of this registration statement being declared
                                                            effective. The proceeds received from the sale of the
                                                            callable secured convertible notes will be used for business development purposes, working capital needs, and payment of consulting and legal fees.

-----------------------------------------------------------------------------------------------------------------------
OTCBB Symbol                                                SHAR

-----------------------------------------------------------------------------------------------------------------------

         The above information regarding common stock to be outstanding after the offering is based on 26,316,855 shares of common stock outstanding as of December 15, 2004 and assumes the subsequent conversion of our issued callable secured convertible notes and exercise of warrants by our selling stockholders.


                               RECENT DEVELOPMENTS

Formation of Additional Subsidiaries

         We have recently formed two new wholly owned subsidiaries: SCANUSA Corporation ("SCAN") and Reserve Energy Corporation ("Reserve").

         SCAN and the California Organization of Police and Sheriffs and the Coalition of Police and Sheriffs ("COPS") have entered into an agreement to broadcast safety alerts including Amber Alerts, Sexual Predator Alerts, and Neighborhood Crime Alerts to the computers, cell phones and PDA'S of U.S. citizens who sign-up for the program, beginning in California in 2004.

         In June 2004, SCAN entered into a professional services contract with SBC Communications calling for SBC to actively market the SCAN program to their customers along with participating in a marketing and public relations press tour to promote the program. SCAN is to receive an initial set-up fee of $300,000, contingent upon the accomplishment of certain goals, plus fifteen cents per SBC customer who becomes a SCAN customer in SBC territories, per year. However, no licensing fees will be earned for the first two million customers. In August 2004, we received $150,000 of the set-up fee which has been recognized as deferred revenue as of September 30, 2004. The program also provides SCAN the opportunity to distribute co-branded credit cards, pre-paid calling cards, security software and other security related products to a massive security conscious database.

         Reserve plans to deploy a proprietary and patented filtering technology that will convert non-pipeline quality natural gas located in contaminated shut-in wells, into saleable pipeline quality gas. If a well produces less than ten million cubic feet per day it is generally considered too expensive to purchase standard filtering equipment. These low producing wells are capped and listed as "Shut-in wells". Reserve intends to capture a share of the "shut-in" market.

Securities Purchase Agreement

         To obtain funding for our ongoing operations, we entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with New Millennium Capital Partners II, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd. and AJW Partners, LLC (collectively, the "Investors") on November 30, 2004 for the sale of (i) $1,000,000 in callable convertible secured notes (the "Notes") and (ii) common stock purchase warrants to buy 1,000,0000 shares of our common stock (the "Warrants").

         On November 30, 2004, the Investors purchased $500,000 in Notes and received Warrants to purchase 500,000 shares of our common stock and on December 30, 2004 the Investors purchased $200,000 in Notes and received Warrants to purchase 200,000 shares of our common stock. In addition, provided that all of the conditions in the Securities Purchase Agreement are satisfied, the Investors are obligated to provide us with additional funding of $300,000 within five business days of the effectiveness of this registration statement.


         The Notes bear interest at 8%, mature two years from the date of issuance, and are convertible into our common stock, at the Investors' option, at the lower of (i) $0.21 or (ii) 65% of the average of the three lowest intraday trading prices for our common stock during the 20 trading days before, but not including, the conversion date. We may prepay the Notes in the event that no event of default exists, there are a sufficient number of shares available for conversion of the Notes and the market price is at or below $.21 per share. If we exercise our right to prepay the Notes, we shall make payment to the Investors of an amount in cash equal to the sum of the outstanding principal, accrued and unpaid interest, default interest and liquidated damages, if any, multiplied by either 130% for prepayments occurring within 30 days from the date of issuance of the Notes, 140% for prepayments occurring between the 31st and the 60th day following the date of issuance of the Notes and 150% for prepayments occurring after the 60th day following the date of issuance of the Notes. The full principal amount of the Notes is due upon default under the terms of Notes. In addition, we have granted the investors a security interest in substantially all of its assets and intellectual property as well as registration rights.

         The Investors ability to convert the Notes at 65% of the average of the three lowest intraday trading prices for our common stock during the 20 trading days before, but not including, the conversion date, represents a beneficial conversion feature with a value of $538,462. The Warrants issued to the Investors represent a debt issuance cost with a value of approximately $180,000 ($0.18 per share) based upon the Black-Scholes option pricing model and assumptions of risk free interest rate of 4.0%, expected volatility of 100%, an exercise price of $0.17, stock price of $0.23 and term of 5 years. The combined value of the beneficial conversion feature and the debt issuance cost associated with the Warrants totaling $718,462 will be charged immediately to interest expense and increase the effective interest rate on the Notes to approximately 74%.

         The Warrants are exercisable until five years from the date of issuance at a purchase price of $0.17 per share. In addition, the exercise price of the Warrants is adjusted in the event we issue common stock at a price below market.

         The Investors have contractually agreed to restrict their ability to convert the Notes and exercise the Warrants and receive shares of our common stock such that the number of shares of our common stock held by them and their affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of our common stock.

         The Notes and Warrants were offered and sold to the Investors in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated thereunder. Each of the Investors is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

         See the "Selling Stockholders" and "Risk Factors" sections for a complete description of the secured convertible notes.

                                  RISK FACTORS

         If you purchase shares of our common stock, you will take on a financial risk. In deciding whether to invest, you should consider carefully the following factors, the information contained in this prospectus and the other information to which we have referred you. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

         Some of the statements contained in this registration statement discuss future expectations, or state other forward-looking information. Those statements are subject to known and unknown risks, uncertainties and other factors, several of which are beyond our control that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions. In light of the risks, assumptions, and uncertainties involved, there can be no assurance that the forward looking information contained in this Registration Statement will in fact transpire or prove to be accurate.

Risks Relating to Our Business

WE HAVE A HISTORY OF LOSSES WHICH MAY CONTINUE, REQUIRING US TO SEEK ADDITIONAL SOURCES OF CAPITAL WHICH MAY NOT BE AVAILABLE, REQUIRING US TO CURTAIL OR CEASE OPERATIONS.

         We incurred net losses of $1,526,319 for the year ended December 31, 2003 and $978,783 for the year ended December 31, 2002. In addition, for the nine months ended September 30, 2004, we incurred a net loss of $1,665,616. We cannot assure you that we can achieve or sustain profitability on a quarterly or annual basis in the future. If revenues grow more slowly than we anticipate, or if operating expenses exceed our expectations or cannot be adjusted accordingly, we will continue to incur losses. We will continue to incur losses until we are able to establish significant revenues. Any future success that we might enjoy will depend upon many factors, including factors out of our control or which cannot be predicted at this time. These factors may include changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors, changes in general economic conditions, increases in operating costs, including costs of supplies, personnel and equipment, reduced margins caused by competitive pressures and other factors. These conditions may have a materially adverse effect upon us or may force us to reduce or curtail operations. In addition, we will require additional funds to sustain and expand our sales and marketing activities, particularly if a well-financed competitor emerges. Based on our current funding arrangement with our investors, we do not anticipate that we will require additional funds to continue our operations for the next six months. If we need additional financing, there can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. The inability to obtain sufficient funds from operations or external sources would require us to curtail or cease operations.

WE FACE INCREASED COMPETITION IN OUR INTERNET BUSINESS WHICH MAY RESULT IN DECREASED SALES AND, IN TURN, INCREASED NET LOSSES.

         The market for specialized Internet applications is highly competitive, and we expect that this competition will intensify in the future. We have taken steps to license or acquire patented technology to gain advantage in its niche markets. Our marketplace is characterized by rapid technological change, evolving industry standards and compressed product life cycles. We believe the principle factors impacting competition in our markets are strategic affiliations, time to market, cost, product quality and performance, intellectual property, customer relationships and reputation. In providing specialized software application design and development, we compete with numerous businesses that provide software tools that enable customers to develop specific Internet-enabled software applications and companies that choose to develop Internet application products internally. There are large custom software developers, integrators and resellers whose services include a broad range of Internet and Intranet security software applications design and development services. There is no assurance that we will be able to compete effectively against these competitors.

OUR NEW WHOLLY-OWNED SUBSIDIARIES, SCAN AND RESERVE, ARE NEW VENTURES WITH LIMITED OPERATING HISTORIES

         In 2004, we organized two new wholly-owned subsidiaries, Scan and Reserve. We have recently commenced operations under these two subsidiaries. Due to our limited operating history, our ability to operate our new business successfully is materially uncertain and our operations are subject to all risks inherent in a developing business enterprise. We have a limited operating history in connection with these two new businesses upon which you may evaluate our operations and prospects. Our limited operating history makes it difficult to evaluate our likelihood of commercial viability and market acceptance of our new products and, as a result, you will not be able to determine whether the operations of Scan and Reserve will generate revenue and be profitable. Our potential success must be evaluated in light of the problems, expenses and difficulties frequently encountered by new businesses in general and filtering technology and alert system businesses specifically.

OUR TWO NEW WHOLLY-OWNED SUBSIDIARIES, SCAN AND RESERVE, LACK A PROVEN BUSINESS MODEL WHICH WILL LIMIT YOUR ABILITY TO EVALUATE OUR OPERATIONS AND PROSPECTS.

         To date, we have not generated sales or revenue in connection with our two new wholly-owned subsidiaries, Scan and Reserve. There can be no assurance that the implementation of our business plan developed by management will result in sales or that if it does result in sales, that such sales will necessarily translate into profitability. Failure to properly develop our plan of expansion will prevent us from generating meaningful revenue.

WE CANNOT ASSURE MARKET ACCEPTANCE OF OUR FILTERING TECHNOLOGY AND ALERT SYSTEM, WHICH WILL HAVE A DIRECT ADVERSE AFFECT ON OUR REVENUE AND PROFITABILITY

         Our success and competitive position of Reserve and Scan depends upon acceptance of the technology being developed by each subsidiary. If each respective industry accepts our technology, we cannot assure our ability to achieve sufficient sales. An inability to achieve sales volume or market acceptance of our technology will materially and adversely affect our business operations.

         As we have only recently commenced marketing and selling the products by Scan and have not yet commenced marketing the products for Reserve, there can be no assurance that an interest will develop in the future. Although we believe there is a demand for our products, there can be no assurance that each industry will accept these products. In the event that we are unable to garner interest in our products marketed by Scan and , there will be a direct adverse affect on our earnings and profitability.

WE DEPEND UPON KEY PERSONNEL AND NEED ADDITIONAL PERSONNEL

         Our success depends on the continuing services of George Sharp, our sole executive officer and director. The loss of any of Mr. Sharp could have a material and adverse effect on our business operations. Additionally, the success of our operations will largely depend upon our ability to successfully attract and maintain competent and qualified key management personnel. There can be no guaranty that we will be able to attract such individuals or that the presence of such individuals will necessarily translate into profitability for ourompany. Our inability to attract and retain key personnel may materially and adversely affect our business operations

Risks Relating to Our Current Financing Arrangement:
---------------------------------------------------

THERE ARE A LARGE NUMBER OF SHARES UNDERLYING OUR CALLABLE SECURED CONVERTIBLE NOTES, AND WARRANTS THAT MAY BE AVAILABLE FOR FUTURE SALE AND THE SALE OF THESE SHARES MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.


         As of December 15, 2004, we had 26,316,855 shares of common stock issued and outstanding and callable secured convertible notes outstanding or an obligation to issue callable secured convertible notes that may be converted into an estimated 12,145,749 shares of common stock at current market prices, and outstanding warrants or an obligation to issue warrants to purchase 1,000,000 shares of common stock. In addition, the number of shares of common stock issuable upon conversion of the outstanding callable secured convertible notes may increase if the market price of our stock declines. All of the shares, including all of the shares issuable upon conversion of the notes and upon exercise of our warrants, may be sold without restriction. The sale of these shares may adversely affect the market price of our common stock. As the market price declines, then the callable secured convertible notes will be convertible into an increasing number of shares of common stock resulting in dilution to our shareholders.

THE CONTINUOUSLY ADJUSTABLE CONVERSION PRICE FEATURE OF OUR CALLABLE SECURED CONVERTIBLE NOTES COULD REQUIRE US TO ISSUE A SUBSTANTIALLY GREATER NUMBER OF SHARES, WHICH WILL CAUSE DILUTION TO OUR EXISTING STOCKHOLDERS.

         Our obligation to issue shares upon conversion of our callable secured convertible notes is essentially limitless. The following is an example of the amount of shares of our common stock that are issuable, upon conversion of the Notes (excluding accrued interest), based on market prices 25%, 50% and 75% below the average of the three lowest intraday trading prices for our common stock during the previous 20 trading days as of December 15, 2004 of $0.127.

                                          Number             % of
% Below   Price Per   With Discount      of Shares         Outstanding
Market      Share        at 35%          Issuable           Stock
------      -----        ------          --------           -----

25%        $.0950        $.0618         16,194,332         38.09%
50%        $.0633        $.0412         24,291,498         48.00%
75%        $.0317        $.0206         48,582,996         64.86%

         As illustrated, the number of shares of common stock issuable upon conversion of our secured convertible notes will increase if the market price of our stock declines, which will cause dilution to our existing stockholders.

THE CONTINUOUSLY ADJUSTABLE CONVERSION PRICE FEATURE OF OUR CALLABLE SECURED CONVERTIBLE NOTES MAY ENCOURAGE INVESTORS TO MAKE SHORT SALES IN OUR COMMON STOCK, WHICH COULD HAVE A DEPRESSIVE EFFECT ON THE PRICE OF OUR COMMON STOCK.

         The callable secured convertible notes are convertible into shares of our common stock at a 35% discount to the trading price of the common stock prior to the conversion. The significant downward pressure on the price of the common stock as the selling stockholder converts and sells material amounts of common stock could encourage short sales by investors. This could place further downward pressure on the price of the common stock. The selling stockholder could sell common stock into the market in anticipation of covering the short sale by converting their securities, which could cause the further downward pressure on the stock price. In addition, not only the sale of shares issued upon conversion or exercise of notes, warrants and options, but also the mere perception that these sales could occur, may adversely affect the market price of the common stock.

THE ISSUANCE OF SHARES UPON CONVERSION OF THE CALLABLE SECURED CONVERTIBLE NOTES AND EXERCISE OF OUTSTANDING WARRANTS MAY CAUSE IMMEDIATE AND SUBSTANTIAL DILUTION TO OUR EXISTING STOCKHOLDERS.


         The issuance of shares upon conversion of the callable secured convertible notes and exercise of warrants may result in substantial dilution to the interests of other stockholders since the selling stockholders may ultimately convert and sell the full amount issuable on conversion. Although the selling stockholders may not convert their callable secured convertible notes and/or exercise their warrants if such conversion or exercise would cause them to own more than 4.99% of our outstanding common stock, this restriction does not prevent the selling stockholders from converting and/or exercising some of their holdings and then converting the rest of their holdings. In this way, the selling stockholders could sell more than this limit while never holding more than this limit. There is no upper limit on the number of shares that may be issued which will have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock, including investors in this offering.

IN THE EVENT THAT OUR STOCK PRICE DECLINES, THE SHARES OF COMMON STOCK ALLOCATED FOR CONVERSION OF THE CALLABLE SECURED CONVERTIBLE NOTES AND REGISTERED PURSUANT TO THIS PROSPECTUS MAY NOT BE ADEQUATE AND WE MAY BE REQUIRED TO FILE A SUBSEQUENT REGISTRATION STATEMENT COVERING ADDITIONAL SHARES. IF THE SHARES WE HAVE ALLOCATED AND ARE REGISTERING HEREWITH ARE NOT ADEQUATE AND WE ARE REQUIRED TO FILE AN ADDITIONAL REGISTRATION STATEMENT, WE MAY INCUR SUBSTANTIAL COSTS IN CONNECTION THEREWITH.


         Based on our current market price and the potential decrease in our market price as a result of the issuance of shares upon conversion of the callable secured convertible debentures, we have made a good faith estimate as to the amount of shares of common stock that we are required to register and allocate for conversion of the convertible debentures. As we do not currently have the required amount of shares available, we may be required to file an additional registration statement after we have increased our authorized common stock. Accordingly, subject to obtaining an increase in our authorized shares of common stock, we will allocate and register approximately 26,291,498 shares to cover the conversion of the callable secured convertible debentures. In the event that our stock price decreases, the shares of common stock we have allocated for conversion of the callable secured convertible debentures and are registering hereunder may not be adequate. If the shares we have allocated to the registration statement are not adequate and we are required to file an additional registration statement, we may incur substantial costs in connection with the preparation and filing of such registration statement.


IF WE ARE REQUIRED FOR ANY REASON TO REPAY OUR OUTSTANDING CALLABLE SECURED CONVERTIBLE NOTES, WE WOULD BE REQUIRED TO DEPLETE OUR WORKING CAPITAL, IF AVAILABLE, OR RAISE ADDITIONAL FUNDS. OUR FAILURE TO REPAY THE CALLABLE SECURED CONVERTIBLE NOTES, IF REQUIRED, COULD RESULT IN LEGAL ACTION AGAINST US, WHICH COULD REQUIRE THE SALE OF SUBSTANTIAL ASSETS.


         In November 2004, we entered into a Securities Purchase Agreement for the sale of an aggregate of $3,000,000 principal amount of callable secured convertible notes. The callable secured convertible notes are due and payable, with 8% interest, two years from the date of issuance, unless sooner converted into shares of our common stock. Although we currently have $500,000 callable secured convertible notes outstanding, the investor is obligated to purchase additional callable secured convertible notes in the aggregate amount of $500,000. In addition, any event of default such as our failure to repay the principal or interest when due, our failure to issue shares of common stock upon conversion by the holder, our failure to timely file a registration statement or have such registration statement declared effective, breach of any covenant, representation or warranty in the Securities Purchase Agreement or related convertible note, the assignment or appointment of a receiver to control a substantial part of our property or business, the filing of a money judgment, writ or similar process against our company in excess of $50,000, the commencement of a bankruptcy, insolvency, reorganization or liquidation proceeding against our company and the delisting of our common stock could require the early repayment of the callable secured convertible notes, including a default interest rate of 15% on the outstanding principal balance of the notes if the default is not cured with the specified grace period. We anticipate that the full amount of the callable secured convertible notes will be converted into shares of our common stock, in accordance with the terms of the callable secured convertible notes. If we are required to repay the callable secured convertible notes, we would be required to use our limited working capital and raise additional funds. If we were unable to repay the notes when required, the note holders could commence legal action against us and foreclose on all of our assets to recover the amounts due. Any such action would require us to curtail or cease operations.

Risks Relating to Our Common Stock:

IF WE FAIL TO REMAIN CURRENT ON OUR REPORTING REQUIREMENTS, WE COULD BE REMOVED FROM THE OTC BULLETIN BOARD WHICH WOULD LIMIT THE ABILITY OF BROKER-DEALERS TO SELL OUR SECURITIES AND THE ABILITY OF STOCKHOLDERS TO SELL THEIR SECURITIES IN THE SECONDARY MARKET.


         Companies trading on the OTC Bulletin Board, such as us, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

OUR COMMON STOCK IS SUBJECT TO THE "PENNY STOCK" RULES OF THE SEC AND THE TRADING MARKET IN OUR SECURITIES IS LIMITED, WHICH MAKES TRANSACTIONS IN OUR STOCK CUMBERSOME AND MAY REDUCE THE VALUE OF AN INVESTMENT IN OUR STOCK.


         The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

         o that a broker or dealer approve a person's account for transactions in penny stocks; and

         o the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

         o obtain financial information and investment experience objectives of the person; and

         o make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

         o sets forth the basis on which the broker or dealer made the suitability determination; and

         o that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

                                 USE OF PROCEEDS

         This registration statement relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of the common stock. However, we will receive the sale price of any common stock we sell to the selling stockholder upon exercise of the warrants. We expect to use the proceeds received from the exercise of the warrants, if any, for general working capital purposes. However, the selling stockholders will be entitled to exercise the warrants on a cashless basis if the shares of common stock underlying the warrants are not then registered pursuant to an effective registration statement. In the event that the selling stockholder exercises the warrants on a cashless basis, then we will not receive any proceeds. In addition, we have received gross proceeds $500,000 from the sale of the callable secured convertible notes and the investors are obligated to provide us with an additional $200,000 within five days from the filing of this registration statement and an additional $300,000 within five days of this registration statement being declared effective. The proceeds received from the sale of the callable secured convertible notes will be used for business development purposes, working capital needs, and payment of consulting and legal fees.

                          SECURITIES PURCHASE AGREEMENT

         To obtain funding for our ongoing operations, we entered into the Securities Purchase Agreement with the Investors on November 30, 2004 for the sale of (i) $1,000,000 in Notes and (ii) 1,000,0000 Warrants.


         On November 30, 2004, the Investors purchased $500,000 in Notes and received Warrants to purchase 500,000 shares of our common stock and on December 30, 2004 the Investors purchased $200,000 in Notes and received Warrants to purchase 200,000 shares of our common stock. In addition, provided that all of the conditions in the Securities Purchase Agreement are satisfied, the Investors are obligated to provide us with additional funding of $300,000 within five business days of the effectiveness of this registration statement.


         The Notes bear interest at 8%, mature two years from the date of issuance, and are convertible into our common stock, at the Investors' option, at the lower of (i) $0.21 or (ii) 65% of the average of the three lowest intraday trading prices for our common stock during the 20 trading days before, but not including, the conversion date. We may prepay the Notes in the event that no event of default exists, there are a sufficient number of shares available for conversion of the Notes and the market price is at or below $.21 per share. If we exercise our right to prepay the Notes, we shall make payment to the Investors of an amount in cash equal to the sum of the outstanding principal, accrued and unpaid interest, default interest and liquidated damages, if any, multiplied by either 130% for prepayments occurring within 30 days from the date of issuance of the Notes, 140% for prepayments occurring between the 31st and the 60th day following the date of issuance of the Notes and 150% for prepayments occurring after the 60th day following the date of issuance of the Notes. The full principal amount of the Notes is due upon default under the terms of Notes. In addition, we have granted the investors a security interest in substantially all of its assets and intellectual property as well as registration rights.

         The Investors ability to convert the Notes at 65% of the average of the three lowest intraday trading prices for our common stock during the 20 trading days before, but not including, the conversion date, represents a beneficial conversion feature with a value of $538,462. The Warrants issued to the Investors represent a debt issuance cost with a value of approximately $180,000 ($0.18 per share) based upon the Black-Scholes option pricing model and assumptions of risk free interest rate of 4.0%, expected volatility of 100%, an exercise price of $0.17, stock price of $0.23 and term of 5 years. The combined value of the beneficial conversion feature and the debt issuance cost associated with the Warrants totaling $718,462 will be charged immediately to interest expense and increase the effective interest rate on the Notes to approximately 74%.

         The Warrants are exercisable until five years from the date of issuance at a purchase price of $0.17 per share. In addition, the exercise price of the Warrants is adjusted in the event we issue common stock at a price below market.

         The Investors have contractually agreed to restrict their ability to convert the Notes and exercise the Warrants and receive shares of our common stock such that the number of shares of our common stock held by them and their affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of our common stock.

         The Notes and Warrants were offered and sold to the Investors in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated thereunder. Each of the Investors is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

         A complete copy of the Securities Purchase Agreement and related documents was filed on December 3, 2004 with the SEC as exhibits to our Form 8-K.



                              SELLING STOCKHOLDERS

         The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants unless the selling stockholders exercise the warrants on a cashless basis. Assuming all the shares registered below are sold by the selling stockholders, none of the selling stockholders will continue to own any shares of our common stock.

         The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

------------------------------------------------------------------------------------------------------------------------
                         Total
                         Shares of
                         Common
                         Stock        Total
                         issuable     Percentage    Shares of
                         Upon         of Common     Common       Beneficial    Percentage                   Percentage
                         Conversion   Stock,        Stock        Ownership     of Common      Beneficial    of Common
                         of           Assuming      Included     Included in   Stock          Ownership     Stock
                         Debentures   Full          in           Prospectus    Owned          After the     Owned
                         and/or       Conversion    Prospectus   **(2)         Before         Offering(4)   After
Name                     Warrants*                  (1)                        Offering**(2)                Offering(4)
------------------------------------------------------------------------------------------------------------------------
AJW Partners, LLC (3)    2,103,320    7.40%         Up to        1,382,182     4.99%          --            --
                                                    4,206,640
                                                    shares of
                                                    common
                                                    stock

------------------------------------------------------------------------------------------------------------------------
AJW Offshore, Ltd. (3)   5,389,757    17.00%        Up to        1,382,182     4.99%          --            --
                                                    10,779,514
                                                    shares of
                                                    common
                                                    stock

------------------------------------------------------------------------------------------------------------------------
AJW Qualified            5,389,757    17.00%        Up to        1,382,182     4.99%          --            --
Partners, LLC(3)                                    10,779,514
                                                    shares of
                                                    common
                                                    stock

------------------------------------------------------------------------------------------------------------------------
New Millennium Capital   262,915      0.99%         Up to        525,830       1.98%          --            --
Partners II, LLC(3)                                 525,830
                                                    shares of
                                                    common
                                                    stock

------------------------------------------------------------------------------------------------------------------------

* This column represents an estimated number based on a conversion price as of a recent date of December 15, 2004 of $.082, divided into the principal amount.

** These columns represent the aggregate maximum number and percentage of shares that the selling stockholders can own at one time (and therefore, offer for resale at any one time) due to their 4.99% limitation.

         The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares, which the selling stockholders has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the secured convertible notes is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table.

 (1) Includes a good faith estimate of the shares issuable upon conversion of the callable secured convertible notes and exercise of warrants, based on current market prices. Because the number of shares of common stock issuable upon conversion of the secured convertible notes is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issued upon conversion will fluctuate daily and cannot be determined at this time. Under the terms of the secured convertible notes, if the callable secured convertible notes had actually been converted on December 15, 2004, the conversion price would have been $.082.

(2) The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon conversion of the secured convertible notes and exercise of the related warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933. However the selling stockholders have contractually agreed to restrict their ability to convert their secured convertible notes or exercise their warrants and receive shares of our common stock such that the number of shares of common stock held by them in the aggregate and their affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of common stock as determined in accordance with
Section 13(d) of the Exchange Act. Accordingly, the number of shares of common stock set forth in the table for the selling stockholders exceeds the number of shares of common stock that the selling stockholders could own beneficially at any given time through their ownership of the secured convertible notes and the warrants. In that regard, the beneficial ownership of the common stock by the selling stockholder set forth in the table is not determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(3) The selling stockholders are affiliates of each other because they are under common control. AJW Partners, LLC is a private investment fund that is owned by its investors and managed by SMS Group, LLC. SMS Group, LLC, of which Mr. Corey
S. Ribotsky is the fund manager, has voting and investment control over the shares listed above owned by AJW Partners, LLC. AJW Offshore, Ltd. is a private investment fund that is owned by its investors and managed by First Street Manager II, LLC. First Street Manager II, LLC, of which Corey S. Ribotsky is the fund manager, has voting and investment control over the shares owned by AJW Offshore, Ltd. AJW Qualified Partners, LLC LLC, is a private investment fund that is owned by its investors and managed by AJW Manager, LLC, of which Corey
S. Ribotsky and Lloyd A. Groveman are the fund managers, have voting and investment control over the shares listed above owned by AJW Qualified Partners, LLC. New Millennium Capital Partners II, LLC, is a private investment fund that is owned by its investors and managed by First Street Manager II, LLC. First Street Manager II, LLC, of which Corey S. Ribotsky is the fund manager, has voting and investment control over the shares owned by New Millennium Capital Partners II, LLC. The four selling stockholders are considered to be a group as defined under the Securities Exchange Act of 1934. The four selling stockholders are affiliated entities and may not own more then 4.99% of our common stock on an aggregate basis. We have been notified by the selling stockholders that they are not broker-dealers or affiliates of broker-dealers and that they believe they are not required to be broker-dealers.

         (4) Assumes that all securities registered will be sold.

                       TERMS OF SECURED CONVERTIBLE NOTES

         To obtain funding for our ongoing operations, we entered into the Securities Purchase Agreement with the Investors on November 30, 2004 for the sale of (i) $1,000,000 in Notes and (ii) 1,000,0000 Warrants.


         On November 30, 2004, the Investors purchased $500,000 in Notes and received Warrants to purchase 500,000 shares of our common stock and on December 30, 2004 the Investors purchased $200,000 in Notes and received Warrants to purchase 200,000 shares of our common stock. In addition, provided that all of the conditions in the Securities Purchase Agreement are satisfied, the Investors are obligated to provide us with additional funding of $300,000 within five business days of the effectiveness of this registration statement.


         The Notes bear interest at 8%, mature two years from the date of issuance, and are convertible into our common stock, at the Investors' option, at the lower of (i) $0.21 or (ii) 65% of the average of the three lowest intraday trading prices forour common stock during the 20 trading days before, but not including, the conversion date. We may prepay the Notes in the event that no event of default exists, there are a sufficient number of shares available for conversion of the Notes and the market price is at or below $.21 per share. If we exercise our right to prepay the Notes, we shall make payment to the Investors of an amount in cash equal to the sum of the outstanding principal, accrued and unpaid interest, default interest and liquidated damages, if any, multiplied by either 130% for prepayments occurring within 30 days from the date of issuance of the Notes, 140% for prepayments occurring between the 31st and the 60th day following the date of issuance of the Notes and 150% for prepayments occurring after the 60th day following the date of issuance of the Notes. The full principal amount of the Notes is due upon default under the terms of Notes. In addition, we have granted the investors a security interest in substantially all of its assets and intellectual property as well as registration rights.

         The Warrants are exercisable until five years from the date of issuance at a purchase price of $0.17 per share. In addition, the exercise price of the Warrants is adjusted in the event we issue common stock at a price below market.

         The Investors have contractually agreed to restrict their ability to convert the Notes and exercise the Warrants and receive shares of our common stock such that the number of shares of our common stock held by them and their affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of our common stock.

         The Notes and Warrants were offered and sold to the Investors in a private placement transaction made in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933 and Rule 506 promulgated thereunder. Each of the Investors is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

A complete copy of the Securities Purchase Agreement and related documents was filed on December 3, 2004 with the SEC as exhibits to our Form 8-K.


SAMPLE CONVERSION CALCULATION

         The number of shares of common stock issuable upon conversion of the notes is determined by dividing that portion of the principal of the notes to be converted and interest, if any, by the conversion price. For example, assuming conversion of $1,000,000 of notes on December 15, 2004, a conversion price of $0.082 per share, the number of shares issuable upon conversion would be:

$1,000,000/$.0823 =  12,150,668 shares

         The following is an example of the amount of shares of our common stock that are issuable, upon conversion of the Notes (excluding accrued interest), based on prices 25%, 50% and 75% below the average of the three lowest intraday trading prices for our common stock during the previous 20 trading days as of December 15, 2004 of $0.127.

                                              Number           % of
% Below     Price Per    With Discount       of Shares       Outstanding
Market       Share         at 35%            Issuable         Stock
------       -----         ------            --------         -----

25%         $.0950         $.0618           16,194,332       38.09%
50%         $.0633         $.0412           24,291,498       48.00%
75%         $.0317         $.0206           48,582,996       64.86%

                              PLAN OF DISTRIBUTION

         The shares being offered by the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, will be sold from time to time in one or more transactions, which may involve block transactions:

         o on the Over-the-Counter Bulletin Board or on such other market on which the common stock may from time to time be trading;

         o        in privately-negotiated transactions;

         o        through the writing of options on the shares;

         o        short sales; or

         o        any combination thereof.

         The sale price to the public may be:

         o        the market price prevailing at the time of sale;

         o        a price related to such prevailing market price;

         o        at negotiated prices; or

         o such other price as the selling stockholders determine from time to time.

         The shares may also be sold pursuant to Rule 144. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

         The selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed "underwriters" as that term is defined under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the rules and regulations under such acts.

         The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

         The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited form simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

         We have agreed to indemnify the selling stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

         Our authorized capital stock consists of 80,000,000 shares. There are 26,316,855 shares of common stock issued and outstanding as of December 15, 2004.

         All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of common stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event of our liquidation, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of our common stock issued and outstanding are fully-paid and nonassessable. Holders of the common stock are entitled to share pro rata in dividends and distributions with respect to the common stock, as may be declared by the Board of Directors out of funds legally available therefore.

         We have appointed Transfer Online, 317 SW Alder Street, 2nd Floor. Portland, Oregon 97204, as transfer agent for our shares of common stock.


                                  LEGAL MATTERS

         The validity of the issuance of the shares being offered hereby will be passed upon for us by Sichenzia Ross Friedman Ference LLP, New York, New York.

                                     EXPERTS

         The financial statements for the year ended December 31, 2003 and 2002 and incorporated in this prospectus, to the extent and for the period indicated in their report, have been audited by Ham, Langston & Brezina, L.L.P., independent public accountants, and are included herein in reliance upon the authority of this firm as experts in accounting and auditing.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTIONS.



SEC Registration Fee                           $   1,237.80
Accounting Fees and Expenses                      20,000.00
Fees of Counsel (estimated)                       30,000.00
Miscellaneous Expenses                             5,000.00
                                               ------------
Total Offering Costs                           $  56,237.80
                                               ============


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Delaware law, there shall be no personal liability of a director or officer to us, or its stockholders for damages for breach of fiduciary duty as a director or officer. We may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to our best interests and for acts for which the person had no reason to believe his or her conduct was unlawful. We may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS.

         The exhibits filed as part of this Registration Statement are as follows:

         2.1 Agreement and Plan of Merger of Sharp Holding Corporation, a Delaware Corporation, and Celebrity Entertainment Group, Inc., A Wyoming Corporation dated April 19, 2001 previously filed on March 5, 2001 in connection with our Definitive Proxy Statement as Appendix A.



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

         2.1 Agreement and Plan of Merger and Reorganization between Celebrity Entertainment Group, Inc., Sharp Florida Acquisition Corp. and Sharp Technology, Inc., dated December 18, 2000 as previously filed in connection with our Form 10-KSB filed April 2, 2001.

         3.1 Articles of Incorporation of Celebrity Entertainment Group, Inc., previously filed in connection with our registration on Form 10-SB files on January 10, 2000.

         3.2 Amendment to the Articles of Incorporation of Celebrity Entertainment Group, Inc., previously filed in connection with our registration on Form 10-SB files on January 10, 2000.

         3.3 Certificate of Merger previously filed in connection with our registration on Form 10-SB files on January 10, 2000.

         3.4 Articles of Merger of Sharp Florida Acquisition Corp., with and into Sharp Technology, Inc., filed with State of Florida and as previously filed in connection with our Form 8-K on January 2, 2001.

         3.5 Bylaws of Celebrity Entertainment Group, Inc. as previously filed in connection with our Form 10-KSB for the year ended December 31, 2000 and filed April 2, 2001.

         3.6 Articles of Incorporation of Sharp Holding Corporation, dated February 16, 2001 previously filed on March 5, 2001 in connection with our Definitive Proxy Statement as Appendix B.

         3.7 By-Laws of Sharp Holding Corporation, dated February 16, 2001 previously filed on March 5, 2001 in connection with our Definitive Proxy Statement as Appendix C.

         4.1 Securities Purchase Agreement dated November 30, 2004 by and among the Company and New Millennium Capital Partners II, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd. and AJW Partners, LLC (incorporated by reference to Form 8-K Current Report filed December 3, 2004)

         4.2 Callable Secured Convertible Note in the name of New Millennium Capital Partners II, LLC dated November 30, 2004 (incorporated by reference to Form 8-K Current Report filed December 3, 2004)

         4.3 Callable Secured Convertible Note in the name of AJW Qualified Partners, LLC dated November 30, 2004 (incorporated by reference to Form 8-K Current Report filed December 3, 2004)

         4.4 Callable Secured Convertible Note in the name of AJW Offshore, Ltd. dated November 30, 2004 (incorporated by reference to Form 8-K Current Report filed December 3, 2004)

         4.5 Callable Secured Convertible Note in the name of AJW Partners, LLC dated November 30, 2004 (incorporated by reference to Form 8-K Current Report filed December 3, 2004)

         4.6 Stock Purchase Warrant in the name of New Millennium Capital Partners II, LLC dated November 30, 2004 (incorporated by reference to Form 8-K Current Report filed December 3, 2004)

         4.7 Stock Purchase Warrant in the name of AJW Qualified Partners, LLC dated November 30, 2004 (incorporated by reference to Form 8-K Current Report filed December 3, 2004)

         4.8 Stock Purchase Warrant in the name of AJW Offshore, Ltd. dated November 30, 2004 (incorporated by reference to Form 8-K Current Report filed December 3, 2004)

         4.9 Stock Purchase Warrant in the name of AJW Partners, LLC dated November 30, 2004 (incorporated by reference to Form 8-K Current Report filed December 3, 2004)

         4.10 Registration Rights Agreement dated November 30, 2004 by and among the Company and New Millennium Capital Partners II, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd. and AJW Partners, LLC (incorporated by reference to Form 8-K Current Report filed December 3, 2004)

         4.11 Security Agreement dated November 30, 2004 by and among the Company and New Millennium Capital Partners II, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd. and AJW Partners, LLC (incorporated by reference to Form 8-K Current Report filed December 3, 2004)

         4.12 Intellectual Property Security Agreement dated November 30, 2004 by and among the Company and New Millennium Capital Partners II, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd. and AJW Partners, LLC (incorporated by reference to Form 8-K Current Report filed December 3, 2004)

         4.13 Guaranty and Pledge Agreement dated November 30, 2004 by and among the Company, George Sharp and New Millennium Capital Partners II, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd. and AJW Partners, LLC (incorporated by reference to Form 8-K Current Report filed December 3, 2004)


         4.14 Callable Secured Convertible Note in the name of New Millennium Capital Partners II, LLC dated December 30, 2004 (incorporated by reference to Form 8-K Current Report filed January 3, 2005)

         4.15 Callable Secured Convertible Note in the name of AJW Qualified Partners, LLC dated December 30, 2004 (incorporated by reference to Form 8-K Current Report filed January 3, 2005)

         4.16 Callable Secured Convertible Note in the name of AJW Offshore, Ltd. dated December 30, 2004 (incorporated by reference to Form 8-K Current Report filed January 3, 2005)

         4.17 Callable Secured Convertible Note in the name of AJW Partners, LLC dated November 30, 2004 (incorporated by reference to Form 8-K Current Report filed January 3, 2005)

         4.18 Stock Purchase Warrant in the name of New Millennium Capital Partners II, LLC dated November 30, 2004 (incorporated by reference to Form 8-K Current Report filed January 3, 2005)

         4.19 Stock Purchase Warrant in the name of AJW Qualified Partners, LLC dated December 30, 2004 (incorporated by reference to Form 8-K Current Report filed January 3, 2005)

         4.20 Stock Purchase Warrant in the name of AJW Offshore, Ltd. dated December 30, 2004

         4.21 Stock Purchase Warrant in the name of AJW Partners, LLC dated December 30, 2004


         5.1 Opinion of Sichenzia Ross Friedman Ference LLP (previously filed)

         10.1 Promissory Note between Sharp Holding Corporation and Gilbert Gertner dated November 5, 2002, incorporated by reference to the Form 10-KSB for the year ended December 31, 2002, filed April 15, 2003, as Exhibit 10.1(e)

         10.2 Agreement between Alan Pavsner, Marine Way and Sharp Holding Corporation previously filed in connection with our Form 10-QSB filed August 19, 2003, as Exhibit 10.1

         10.3 Purchase agreement between Sharp Holding Corporation and Octopus Media, LLC previously filed in connection with our Form 10-QSB filed August 19,2003, as Exhibit 10.2

         10.4 Professional Services Agreement entered with SBC Communications (to be filed by amendment)

         10.5 Amendment No. 1 to the Professional Services Agreement entered with SBC Communications (to be filed by amendment)

         14.1 Code of Ethics - incorporated by reference to our Form 10-KSB filed April 14, 2004

         23.1     Consent of Sichenzia Ross Friedman Ference LLP

         23.2     Consent of Ham, Langston & Brezina, L.L.P.


ITEM 17. UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

         1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                  Statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes on volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement,

         2. That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         4. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         5. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         6. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14-a or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulations S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Sharp Holding Corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, State of Texas, on the 12th day of January 2005




                                        SHARP HOLDING CORPORATION



                                        By: /s/ George Sharp
                                            ----------------------------------
                                            Name: George Sharp
                                            Title: Chief Executive Officer

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-2 has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE                TITLE                                  DATE
---------                -----                                  ----

By: /s/ George Sharp     Chief Executive Officer, Principal
    -----------------    Accounting/Financial Officer and       January 12, 2005
    George Sharp         Director




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